N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of March 31st 2017

Fund	Name of Person	Ownership % of Series

As of Octoberber 1st 2016

Fund	Name of Person	Ownership % of Series
COLUMBIA SELECT LARGE CAP GROWTH FUND	MERRILL LYNCH PIERCE FENNER & SMITH FOR THE SOLE BENEFIT OF ITS CUSTOMER	27.00%